UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                 Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Avianca Holdings Announces Fleet Plan Optimization

As part of the implementation of the “Avianca 2021 Plan,” Avianca’s management has reached the following agreements to tailor its aircraft commitments to its future requirements:

•	In cooperation with Airbus, the Company has reduced its firm commitments to 88 A320neo aircraft (from 108)

o	Previously scheduled firm A320neo family deliveries in 2020 through 2024 have been deferred or cancelled

o	The 88 remaining commitments are now scheduled for delivery in 2025 through 2028 (20 per year) with the balance in 2029 (8 aircraft)

o	These agreements provide comprehensive financial benefits, with significant Capex reduction in the period through the end of 2024

•	Separately, Avianca has agreed to enter into 12-year operating leases for up to 12 A320neo aircraft with BOC Aviation

o	Deliveries to occur after 2023, consistent with the Avianca 2021 Plan

•	Finally, Avianca reached a mutually beneficial agreement with Boeing with regards to the outstanding 787-9 deliveries

CFO Adrian Neuhauser said “The completion of these three major aircraft transactions, coupled with the recently completed financial reprofiling and securing of $375 million of new long-term capital financing, places Avianca in a solid position as it moves forward with the Avianca 2021 Plan.”

For further information please contact:

Avianca Investor Relations

+ 571 587 7700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” refer to Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH), which comprises the airlines: Aerovĺas del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.